EXHIBIT 21

	Name	State or other jurisdiction of incorporation or organization

1.	Quanta Reinsurance Ltd.	Bermuda
2.	Quanta U.S. Holdings Inc.	State of Delaware
3.	Quanta Reinsurance U.S. Ltd.	Bermuda
5.	Quanta Life Reinsurance Ltd.	Bermuda
6.	Quanta Indemnity Company	State of Colorado
7.	Quanta Specialty Lines Insurance Company	State of Indiana
8.	Quanta Insurance Agency Services Inc.	State of Delaware
9.	Quanta Technical Services LLC	State of Delaware
10.	QLT of Alabama, LLC	Commonwealth of Virginia
11.	QLT of Buffalo LLC	Commonwealth of Virginia
12.	Quanta Europe Ltd.	Republic of Ireland
13.	Quanta UK Ltd.	United Kingdom
14.	Quanta Technical Services Ltd.	United Kingdom
15.	Quanta 4000 Holding Company Ltd.	Bermuda
16.	Quanta 4000 Ltd.	United Kingdom
17.	Quanta Capital Statutory Trust I	Delaware
18.	Quanta Capital Statutory Trust II	Delaware